Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
AMONG
PAPILLON HOLDINGS, INC.,
PAPILLON ACQUISITION, INC.
AND
INVENTIV HEALTH, INC.
Dated as of May 6, 2010

TABLE CONTENTS

i

ii

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated May 6, 2010, is by and among Papillon Holdings, Inc., a Delaware corporation (“Parent”), Papillon Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and inVentiv Health, Inc., a Delaware corporation (the “Company”).
     WHEREAS, pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transaction”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock of the Company, par value $.001 per share (the “Company Common Stock”), not owned directly or indirectly by Parent, Merger Sub or the Company (other than Dissenting Shares) will be converted into the right to receive $26.00 in cash plus the Additional Per Share Consideration, if any, without interest (the “Stock Merger Consideration”) subject to any withholding of Taxes required by applicable Law;
     WHEREAS, the Board of Directors of the Company (the “Company Board”) has formed a special committee of the Company Board (the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management) for the purpose of, among other things, evaluating and making a recommendation to the full Company Board with respect to this Agreement and the Transaction (the “Special Committee”);
     WHEREAS, the Company Board has, acting upon the unanimous recommendation of the Special Committee, and on the terms and subject to the conditions set forth herein, (i) determined that the Transaction contemplated by this Agreement is fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transaction, including the Merger, and (iii) resolved and agreed to recommend that the Company’s stockholders adopt this Agreement;
     WHEREAS, the Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved and declared advisable this Agreement and the Transaction contemplated hereby, including the Merger;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Thomas H. Lee Equity Fund VI, L.P. (the “Guarantor”) has provided a guaranty, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub arising under or in connection with this Agreement (the “Guaranty”);
     NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I
The Merger
     1.1 The Merger.
     (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.
     (b) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall remain in effect until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Surviving Corporation shall remain in effect until thereafter changed or amended as provided therein, by the Certificate of Incorporation of the Surviving Corporation or by applicable Law.
     1.2 Effective Time. Parent, Merger Sub and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be duly executed and filed in accordance with the DGCL on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time such Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”
     1.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII, at the offices of Akerman Senterfitt LLP, 355 Madison Avenue, Suite 2600, New York, New York 10017, unless another time, date or place is agreed to in writing by the parties hereto; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII hereof, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), neither Parent nor Merger Sub shall be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ written notice to the Company and (b) the final day of the Marketing Period.

     1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
     1.5 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
ARTICLE II
Merger Consideration; Conversion of Stock
     2.1 Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:
     (a) Capital Stock of Merger Sub. Each share of common stock of Merger Sub, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $.001 per share.
     (b) Cancellation of Parent-Owned, Merger Sub-Owned and Company-Owned Company Common Stock. Each outstanding or issued share of Company Common Stock that is owned by Parent, Merger Sub or the Company, or by any wholly-owned direct or indirect Subsidiary of Parent, Merger Sub or the Company, immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.
     (c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares and subject, in the case of restricted stock granted under a Company Equity Incentive Plans, to Section 2.1(d)) shall automatically be converted into the right to receive cash in an amount equal to the Stock Merger Consideration. As of the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry shares (“Book-Entry Shares”) representing any such shares of Company Common Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive (other than with respect to Excluded Shares and Dissenting Shares and subject, in the case of restricted stock granted under a Company Equity Incentive Plans, to Section 2.1(d)) the Stock Merger Consideration, without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.2. The right of any holder of any share of Company Common Stock to receive the Stock Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.
     (d) Cancellation of Company Stock Awards. The Company shall take all requisite action so that:
     (i) At the Effective Time, each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“Company Stock Options”) under any employee equity incentive plan or arrangement of the Company or of any affiliate of the Company (“Company Equity Incentive Plans”) shall be canceled in exchange for the right to receive (i) to the extent such Company Stock Option was vested immediately prior to the Effective Time, payment in cash at the Effective Time equal to the product of (x) the number of shares of Company Common Stock subject to such vested portion and (y) the excess, if any, of the Stock Merger Consideration over the exercise price per share of such vested portion, less all applicable withholding Taxes; and (ii) to the extent such Company Stock Option was not vested immediately prior to the Effective Time, the right to receive, at such time (if any) as, absent the Transaction, such unvested portion would otherwise have vested and become exercisable, a payment in cash equal to the product of (x) the number of shares of Company Common Stock subject to such unvested portion and (y) the excess, if any, of the Stock Merger Consideration (without interest) over the exercise price per share of such unvested portion, less all applicable withholding Taxes; provided that if the exercise price per share of any such Company Stock Option is equal to or greater than the Stock Merger Consideration, such Company Stock Option shall be canceled at the Effective Time without any cash payment or right to any future cash being exchanged or required to be exchanged therefor.
     (ii) At the Effective Time, each outstanding and unvested share of restricted stock, if any, issued under the Company’s 1999 Stock Incentive Plan that is not vested shall be converted into the right to receive the Stock Merger Consideration in accordance with Section 2.1(c).
     (iii) At the Effective Time, each outstanding share of restricted Company Common Stock (the “LTIP Stock Awards”) granted under the Company’s 2006 Long-Term Incentive Plan (the “LTIP”) that is not vested at the Effective Time shall be canceled in exchange for the right to receive, at the time such share of restricted Company Common Stock would, absent the Transaction, have become vested, a cash payment equal to the Stock Merger Consideration (without interest), less all applicable withholding Taxes.
     (iv) At the Effective Time, each outstanding restricted stock unit award and similar award with substantially equivalent economic effect under the LTIP shall be canceled in exchange for the right to receive in respect of each share of Company Common Stock subject to such award, at such time (if any) as, absent the Transaction, shares of Company Common Stock would otherwise have been issued in respect thereof, the Stock Merger Consideration (without interest), less all applicable withholding Taxes.
     (v) From and after the Effective Time, except as provided in paragraphs (i), (ii), (iii) or (iv) above, no award under or interest in any Company Equity Incentive Plans, or award or right granted in exchange for any Company Equity Incentive Plan award, shall entitle the holder thereof to receive Company Common Stock or any other payment of cash or other property. For the avoidance of doubt, any right (conditional or otherwise) to receive a future cash payment pursuant to paragraphs (i), (iii) or (iv) above shall expire and terminate without payment if, and when, the corresponding Company Equity Incentive Plan award, absent the Transaction, would have expired or terminated before vesting or otherwise failed to satisfy any condition for vesting.
     2.2 Disposition of Certificates and Book-Entry Shares.
     (a) Paying Agent. Prior to the mailing of the Proxy Statement, the Company shall appoint a bank or trust company to act as Paying Agent (the “Paying Agent”), which shall be reasonably satisfactory to Parent, for the payment of the Stock Merger Consideration. Parent will enter into a paying agent agreement with the Paying Agent (the “Paying Agent Agreement”) on customary terms, which terms shall be in form and substance reasonably acceptable to Parent and the Company, prior to the Effective Time. At the Effective Time, Parent shall cause to be deposited with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, the Stock Merger Consideration (such total deposited cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make payments of the Stock Merger Consideration out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement. The Payment Fund shall not be used for any other purpose. Any and all interest earned on the Payment Fund shall be paid to the Surviving Corporation or Parent, as directed by Parent. For the avoidance of doubt, any cash amounts payable after the Effective Time pursuant to Section 2.1(d) shall be paid by the Company.
     (b) Stock Transfer Books. At the Effective Time, the common stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock, except as otherwise provided for herein. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason (other than

Certificates or Book-Entry Shares representing Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Stock Merger Consideration.
     (c) Payment Procedures.
     (i) As soon as possible after the Effective Time (but in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates or Book-Entry Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Excluded Shares) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass to the Paying Agent, only upon proper delivery of the Certificates or Book-Entry Shares to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Stock Merger Consideration to which the holder thereof is entitled. Upon surrender of a Certificate (or affidavit of loss pursuant to Section 2.2(g)) or Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the amount of cash payable in respect of the shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares pursuant to the provisions of this Article II, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
     (ii) As soon as possible after the Effective Time (but in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Company Equity Incentive Plan award described in Sections 2.1(d)(i), (ii), (iii) or (iv) in respect of which a cash payment is payable at the Effective Time under Section 2.1(d) a notice summarizing such holder’s rights under this Agreement with respect to such award and setting forth any procedures that such holder must follow to receive payment.
     (d) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of shares of Company Common Stock shall thereafter look only to Parent or the Surviving Corporation and only as general creditors thereof for payment of the Stock Merger Consideration, without interest.

     (e) No Liability. None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of Stock Merger Consideration or other amounts held in the Payment Fund that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     (f) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by the Surviving Corporation; provided, however, that the Payment Fund shall not be invested in any manner that would preclude, limit or delay the Paying Agent from timely making all payments contemplated by this Article II; and provided, further, that, if invested, such investments shall be in short-term obligations of, or short-term obligations guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.
     (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, subject to reasonable indemnity arrangements, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Stock Merger Consideration payable in respect thereof, pursuant to this Agreement.
     2.3 Withholding Rights. Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.
     2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (including restricted shares) of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the Stock Merger

Consideration and shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Stock Merger Consideration or, with respect to unvested shares of restricted Company Common Stock, the Incentive Merger Consideration, in either case without interest. The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
ARTICLE III
Representations and Warranties of the Company
     The Company represents and warrants to Parent and Merger Sub that, except as disclosed in the applicable section of the disclosure schedule delivered at or prior to the execution hereof to Parent and Merger Sub (the “Company Disclosure Schedule”) or in the Company SEC Reports filed after January 1, 2009 and prior to the date of this Agreement (excluding (i) any risk factor disclosures and other forward looking risk statements that do not contain a reasonable level of factual detail about the risks of which the statements warn and (ii) the exhibits to such Company SEC Reports) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the following statements are true and correct.
     3.1 Existence; Good Standing; Authority; Compliance with Law.
     (a) The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to have such power or authority would not, individually or in the aggregate, constitute a Company Material Adverse Effect.
     (b) Section 3.1(b) of the Company Disclosure Schedule lists all of the Company’s Subsidiaries (the “Company Subsidiaries”). Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no Subsidiaries other than the Company Subsidiaries.
     (c) Neither the Company nor any of the Company Subsidiaries is, nor since January 1, 2009 has been, in violation of any Law or Order of any Governmental Entity, or has received any written notice from a Governmental Entity that the Company or any of the Company Subsidiaries is in violation of any Law or Order to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation, alone or together with all other violations, would constitute a Company Material Adverse Effect. The Company and the Company Subsidiaries have obtained all material licenses, permits or other authorizations from any Governmental Entities (collectively, “Permits”), except where the failure to obtain any such Permit would not constitute a Company Material Adverse Effect, and the Company and the Company Subsidiaries have complied with the terms of such Permits, except as would not constitute a Company Material Adverse Effect.
     (d) There is no action, audit, suit, demand, claim, proceeding, inquiry or investigation pending or, to the Company’s Knowledge, threatened before any Governmental Entity against the Company or any Company Subsidiaries and neither the Company nor any Company Subsidiaries have received since January 1, 2009 written notice of (i) any material investigation of the Company or any Company Subsidiary, (ii) adverse inspection report or (iii) FDA Form 483, and since January 1, 2009 no material penalty, fine or other sanction has been assessed against the Company or any Company Subsidiary by any Governmental Entity, except in each case and in the aggregate as would not constitute a Company Material Adverse Effect.
     (e) The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws and the other charter documents, articles of incorporation, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries (other than inactive foreign Company Subsidiaries) as in effect on the date of this Agreement, each of which is in full force and effect.
     3.2 Authorization, Takeover Laws, Validity and Effect of Agreements.
     (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transaction and perform its obligations hereunder. Subject only to the Company Shareholder Approval as described in Section 3.17, the execution, delivery and performance by the Company of this

Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate action on behalf of the Company. In connection with the foregoing, assuming the accuracy of the representation contained in the second sentence of Section 4.8, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement and the Transaction. This Agreement has been duly executed and delivered on behalf of the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
     3.3 Capitalization.
     (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of May 5, 2010 (i) 33,893,468 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 1,862,827 shares of Company Common Stock were authorized and reserved for issuance upon exercise of Company Stock Options outstanding and held by U.S. employees under the Company Equity Incentive Plans, 1,074,522 shares of which were vested, (iv) no shares of Company Common Stock were authorized or reserved for issuance upon exercise of Company Stock Options outstanding and held by non-U.S. employees under the Company Equity Incentive Plans, (v) 1,057,261 unvested shares of restricted Company Common Stock were issued and outstanding and held by U.S. employees under the Company Equity Incentive Plans, (vi) 8,027 unvested shares of restricted Company Common Stock were issued and outstanding and held by, or issuable on a deferred basis to, non-U.S. employees under the Company Equity Incentive Plans, (vii) 3,707,557 additional shares of Company Common Stock were authorized and reserved for issuance pursuant to the Company’s Equity Incentive Plans and (viii) an indeterminate number of shares were reserved for future issuance, at the sole discretion of the Company, in satisfaction of the earnout obligations under the Company’s Acquisition Contracts. The Company had no shares of Company Common Stock or Company Preferred Stock issued or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive or similar rights.
     (b) The Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
     (c) Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Stock Options, including the name of the Person to whom such Company Stock Options have been granted, the number of shares subject to each Company Stock Option, the per share exercise price for each Company Stock

Option and the portion of each Company Stock Option that is currently exercisable. Except for the Company Stock Options (all of which have been issued under the Company Equity Incentive Plans), there are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights (including pursuant to a so-called “poison pill”), agreements or commitments which obligate the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock or other equity or voting interests (or rights to acquire or convert into any such shares or interests) in the Company or any of the Company Subsidiaries. As of the date of this Agreement, the Company has not adopted any “poison pill” or similar arrangement.
     (d) Section 3.3(d)(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of the unvested restricted stock awards and other unvested stock awards outstanding under the Company Equity Incentive Plans, including the name of the Person to whom such restricted and other stock awards have been granted and the number of shares granted. Except for the phantom equity plans identified in Section 3.3(d)(ii) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has issued any “phantom” stock or stock appreciation rights.
     (e) There are no voting trusts, proxies, agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares (other than agreements restricting the transfer of unvested shares of restricted Company Common Stock issued and outstanding under the Company Equity Incentive Plans), and, to the Company’s Knowledge there are no third party agreements or understandings with respect to the voting of any such shares or interests or which restrict the transfer of any such shares or interests.
     (f) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities or other equity or voting interests (including rights to acquire or convert into any such securities or interests) of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Equity Incentive Plans in the event the grantees fail to satisfy withholding Tax obligations).
     (g) Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act.
     (h) Except as set forth on Section 3.3(h) of the Company Disclosure Schedule, all earnout obligations under the Company’s acquisition agreements set forth in Section 3.3(a) of the Company Disclosure Schedule for 2009 have been paid in full with no further liability or obligation on the part of the Company or the Company Subsidiaries.
     3.4 Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each corporate Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, charges, options, rights of first refusal, easements, servitudes, transfer restrictions, mortgages, deeds of trust or other encumbrances on title (“Encumbrances”) other than Permitted Liens and other than Encumbrances granted or incurred pursuant to the Senior Credit Documents.
     3.5 Other Interests. Section 3.1(b) of the Company Disclosure Schedule sets forth all interests and investments (whether equity or debt or rights convertible, exchangeable or exercisable therefor) in any Person owned directly or indirectly by the Company other than investments in short-term investment securities, equity interests in Company Subsidiaries and intercompany receivables owing by and to wholly-owned Company Subsidiaries or by wholly-owned Company Subsidiaries to the Company.
     3.6 Consents and Approvals; No Violations. Assuming the Company Shareholder Approval, and except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Securities Laws and state securities or state “blue sky” laws and (ii) the HSR Act or any other antitrust Laws and (b) the filing of the Certificate of Merger, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transaction or compliance by the Company with any of the provisions hereof will (I) conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (II) require any filing by the Company or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (III) result in a violation or breach by the Company of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under or give rise to transfer fees, penalties or additional payments pursuant to, any of the terms, conditions or provisions of any Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (IV) violate any Order, statute, ordinance, rule, regulation of any Governmental Entity applicable to the Company or any Company Subsidiary or any of its respective properties or assets (collectively, “Laws”), excluding from the foregoing clauses (II), (III) and (IV) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (C) reasonably be expected to constitute a Company Material Adverse Effect.
     3.7 SEC Reports; Undisclosed Liabilities.
     (a) The Company has filed all required forms, reports, statements and other documents with the SEC since January 1, 2009 (collectively, and in each case including all exhibits and schedules thereto, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder (the “Securities Laws”). As of their respective dates, the Company SEC Reports (a) complied in all material respects with the applicable requirements of the Securities Laws and (b) did not or, if not yet filed, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no unresolved comments from the SEC with regard to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. Except as would not constitute a Company Material Adverse Effect, the Company (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board, (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
     (b) Except for matters reflected or reserved against in the audited consolidated balance sheet of the Company as of December 31, 2009 (or the notes thereto) included in the Company SEC Reports, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, except liabilities and obligations (i) reflected on a consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2009 (other than in the notes thereto), and (ii) liabilities and obligations that (A) were incurred since December 31, 2009 in the ordinary course of business, (B) are incurred pursuant to this Agreement or (C) have not had and would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect.
     (c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Each required form, report and document (including any amendment thereof and supplement thereto) containing financial statements that has been filed with or submitted to the SEC since January 1, 2009 was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act.
     3.8 Litigation. (a) There is no suit, claim, action, proceeding or investigation pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries or any of their respective properties or assets and (b) neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, judgment, injunction, award or decree (each an “Order”) of or before any Governmental Entity, which in the case of clause (a) or clause (b) would, individually or in the aggregate, (i) prevent, impede or materially delay the consummation of the Transaction, (ii) otherwise prevent, impede or materially delay performance by the Company of any of its obligations under this Agreement or (iii) reasonably be expected to constitute a Company Material Adverse Effect.
     3.9 Absence of Certain Changes. From December 31, 2009 through the date hereof, except for the process leading to the execution of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company; (b) a Company Material Adverse Effect, (c) a material change in the Company’s relations with its employees or (d) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP.
     3.10 Taxes.
     (a) Each of the Company and each Company Subsidiary (i) has timely filed (or had filed on their behalf) all material Tax Returns required to be filed by it (after giving effect to any filing extension granted by a Governmental Entity) and all such filed Tax Returns (taking into account all amendments thereto) are true complete and accurate in all material respects and (ii) has paid (or had paid on their behalf) all material Taxes that are owed by it (whether or not shown on such Tax Returns) as required to be paid by it except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Company Material Adverse Effect. (A) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and each Company Subsidiary for all Tax periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns; (B) there are not pending or, to the Company’s Knowledge, threatened, audits, examinations, investigations or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries; (C) there are no Encumbrances for Taxes on any of the assets of the Company or any of the Company Subsidiaries other than statutory liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established by the Company in accordance with GAAP; (D) all amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld and paid over to the appropriate Governmental Entity; (E) all material transactions between and among the Company and any of the Company Subsidiaries have been made on an arms length basis for all Tax purposes, and the Company and each of the Company Subsidiaries have complied in all material respects with all record keeping obligations under Code Section 6038A (and any similar obligations under foreign, state or local law) and maintained appropriate documentation for transfer pricing arrangements for purpose of Code Section 482 (and any similar provisions under foreign, state or local law); and (F) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course), except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, constitute a Company Material Adverse Effect.
     (b) True, correct and complete (in all material respects) copies of all material income Tax Returns for the Company and each Company Subsidiary with respect to the Company’s 2006, 2007 and 2008 Tax years have been delivered or made available to representatives of Parent.
     (c) No unsatisfied deficiencies for any material Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries as of the date of this Agreement. Neither the Company nor any of the Company Subsidiaries has received written notice from a Taxing authority in a jurisdiction in which it does not file a Tax Return that it is or may be liable for material Taxes that would be the subject of such Tax Return, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.
     (d) Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee, successor, by contract or otherwise.
     (e) None of the Company, any Company Subsidiary, any of their Affiliates nor any of their predecessors by merger or consolidation has within the past five (5) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.
     (f) Neither the Company nor any of the Company Subsidiaries has engaged in, or is required to make any disclosure to the Internal Revenue Service with respect to, a “listed transaction” pursuant to Treasury Regulations Section 1.6011-4(b)(2).
     3.11 Properties. Neither the Company nor any Company Subsidiary owns any real estate. Section 3.11 of the Company Disclosure Schedule sets forth a correct and complete list of each material lease pursuant to which the Company or any Company Subsidiary is a lessee

(collectively, the “Leases”). The Company has made available to Parent correct and complete copies of all material Leases and amendments, modifications, supplements, renewals and extensions related thereto. Neither the Company nor any Company Subsidiary, on the one hand, nor, to the Company’s Knowledge, any other party, on the other hand, is in default under any Lease, except for defaults that would not have or would not reasonably be likely to constitute, individually or in the aggregate, a Company Material Adverse Effect.
     3.12 Environmental Matters. Neither the Company nor any Company Subsidiary has received any written notice (a) of any administrative or judicial action or enforcement proceeding pending, or to the Company’s Knowledge threatened, against the Company or any Company Subsidiary under any Environmental Law or (b) that it is potentially responsible or liable under any Environmental Law, including liability for costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location, except in each case as would not constitute a Company Material Adverse Effect. To the Company’s Knowledge, there has not been any release on the real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary of Hazardous Materials for which release the Company or any Company Subsidiary could have any material liability under Environmental Laws that would constitute a Company Material Adverse Effect. The operations of the Company and the Company Subsidiaries are now, and have been since January 1, 2009, conducted in compliance with applicable Environmental Laws, except for such conditions of noncompliance that would not constitute a Company Material Adverse Effect.
     3.13 Employee Benefit Plans.
     (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of every material “employee benefit plan” (within the meaning of ERISA Section 3(3)) and each other material bonus, vacation, stock option, stock purchase, restricted stock or other equity-based, incentive, deferred compensation, profit sharing, savings, retirement, retiree medical or life insurance, supplemental retirement, severance, fringe benefit, retention, change of control or other benefit plan, program, agreement, contract, policy or arrangement currently sponsored, maintained or contributed or required to be contributed to by the Company or any ERISA Affiliate with respect to which the Company would, individually or in the aggregate, reasonably be expected to have a current or future liability that is material when considered separately or when aggregated with the Company’s liabilities with respect to other such plans, programs, agreements, contracts, policies or arrangements (such plans, programs, policies, agreements and arrangements, including for the avoidance of doubt the Company Equity Incentive Plans, collectively, “Employee Programs”). Each Employee Program that is intended to qualify under Section 401(a) of the Code and each welfare benefit fund intended to qualify under Section 501(c)(9) of the Code (if any) has received a favorable determination or opinion letter from the IRS and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination or the loss of any such qualification.
     (b) With respect to each Employee Program, the Company has made available to Parent (if applicable to such Employee Program): (i) all material documents embodying or governing such Employee Program, and any funding medium for the

Employee Program (including, insurance policies or trust agreements) or, if an Employee Program is not in writing, a document describing the material terms of such program; (ii) the most recent IRS determination and opinion letter with respect to such Employee Program under Code Sections 401(a) or 501(c)(9); (iii) the most recently filed IRS Forms 5500 and attached schedules; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all summaries of material modifications thereto; and (v) the most recent audited financial statements.
     (c) Each Employee Program has been administered in accordance with the requirements of applicable Law, including the Code, and in accordance with its terms, except as would not, individually or in the aggregate constitute a Company Material Adverse Effect. Neither the Company nor any ERISA Affiliate has, within the past seven years, maintained, sponsored or contributed to, or been required to contribute to, any plan subject to Title IV of ERISA or Section 412 of the Code or any multiemployer plan, within the meaning of ERISA Sections 3(37) or 4001(a)(3).
     (d) Full payment has been made or otherwise properly accrued on the books and records of the Company and its ERISA Affiliates, of all amounts that the Company and its ERISA Affiliates, or any of them, is required under the terms of the Employee Programs or under applicable Law to have paid as contributions to, premiums in respect of, or benefits under such Employee Programs on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date. No Employee Program that is a defined benefit plan (whether or not subject to ERISA) has liabilities that exceed the fair market value of assets set aside in trust to fund such liabilities.
     (e) Neither the Company, an ERISA Affiliate or any Person appointed or otherwise designated to act on behalf of the Company has engaged in any transactions in connection with any Employee Program that could form the basis for or result in a material penalty under Section 502(i) of ERISA, a material liability under Section 409 of ERISA, a material Tax under Section 4975(a) of the Code or constitute a Company Material Adverse Effect.
     (f) No material liability, claim, action or litigation has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Employee Program (other than for benefits in the ordinary course of business).
     (g) No Employee Program provides for welfare benefits (other than medical benefits to the extent required by Part 6 of Subtitle B of Title I of ERISA or by state or foreign health continuation laws) to any current or future retiree or former employee and neither the Company nor any Company Subsidiary otherwise has any obligation to provide such welfare benefits.
     3.14 Labor and Employment Matters.

     (a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries, and no demand for recognition of any employees of the Company or any Company Subsidiary has been made by or on behalf of any labor union. There are no material work slowdowns, lockouts, stoppages, picketing or strikes in effect or, to the Company’s Knowledge, threatened between the Company and/or any Company Subsidiary, on the one hand, and any of its employees, on the other hand.
     (b) There are no actions, suits, inquiries, investigations, arbitrations, mediations or proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment, independent contractor or consulting relationship. Except to the extent as would not constitute a Company Material Adverse Effect, no customer of the Company or any of the Company Subsidiaries has made a demand for, or otherwise given notice of the intent to seek, indemnification from the Company or any of the Company Subsidiaries in respect to any claim, action, suit, hearing, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, inquiry or investigation pending or threatened against such customer by any employee(s) or former employee(s) of the Company or any of the Company Subsidiaries.
     (c) As of the date hereof, to the Company’s Knowledge, no current executive officer, division President or Vice President that reports directly to a division President has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any Company Subsidiary.
     3.15 No Brokers; Transaction Expenses. Other than with Goldman, Sachs & Co., which the Special Committee has retained as its financial advisor in connection with the Transaction, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Parent or Merger Sub to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with this Agreement or consummation of the Merger.

     3.16 Opinion of Financial Advisor. The Special Committee has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of this Agreement and based upon and subject to the matters set forth therein, the Stock Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair, from a financial point of view, to such holders.
     3.17 Vote Required. Assuming the accuracy of the representation contained in the second sentence of Section 4.8, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote on the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary necessary to adopt this Agreement.
     3.18 Material Contracts. Schedule 3.18 of the Company Disclosure Schedule sets forth a list of all Material Contracts. The Company has made available to Parent a true and correct copy of each Material Contract that is not filed as an exhibit to a Company SEC Report. Each Material Contract is valid and binding on the Company or the applicable Company Subsidiary, as the case may be, and, to the Company’s Knowledge, on each other party thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles, and each such Material Contract is in full force and effect. Neither the Company or any Company Subsidiary nor, to the Company’s Knowledge, any other party thereto, is in violation of or in material default (with or without notice or lapse of time or both) under any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in aggregate constitute a Company Material Adverse Effect, nor will the consummation of the Transaction result in any third party having any right to terminate, amend, accelerate, cancel or deprive the Company or any Company Subsidiary of a material benefit under any Material Contract (other than a customer Contract or a Lease), except for (i) such rights that, if exercised, would not, individually or in the aggregate constitute a Company Material Adverse Effect and (ii) any such right that is not substantially different from rights otherwise exercisable by such third party under such Material Contract for grounds other than the consummation of the Transaction (whether or not subject to a different notice period). The Company and the Company Subsidiaries have not received any written termination notice with respect to a Material Contract, except to the extent such termination would not constitute a Company Material Adverse Effect.
     3.19 Insurance. The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are reasonably believed to be adequate and in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance), except to the extent the failure to maintain such insurance would not constitute a Company Material Adverse Effect. There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid would, individually or in the aggregate, constitute a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and, no written notice of cancellation, termination or denial of coverage has been received by the Company or any of the Company Subsidiaries with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, nor, except as would not constitute a Company Material Adverse Effect, has the

Company or any Company Subsidiary received written notice from any insurer or agent thereof that any policy’s coverage will be materially reduced or altered, or its premium materially increased.
     3.20 Proxy Statement; Company Information. The information relating to the Company and the Company Subsidiaries to be contained or incorporated by reference in the Proxy Statement and any other documents filed with the SEC in connection herewith or any amendment thereof or supplement thereto will not, in the case of the Proxy Statement, on the date the Proxy Statement is first mailed to holders of the Company Common Stock or at the time of the Company Shareholders’ Meeting, or, in the case of any other such filing, at the time it is first mailed to holders of the Company Common Stock or on the date it is first filed with the SEC, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation or warranty is made by the Company with respect to the information supplied by Parent for inclusion or incorporation by reference therein.
     3.21 No Payments to Employees, Officers, Directors or Consultants. Except as set forth in Section 3.21 of the Company Disclosure Schedule or as would not constitute a cost to the Company in excess of $1 million in the aggregate, there is no (i) employment or severance payment payable or other benefit or amount, including any payment, acceleration, increase in benefits or obligation to fund benefits with respect to any Employee Program, due on a change of control or otherwise as a result of the execution by the Company of this Agreement or the consummation of the Transaction (either alone or upon occurrence of any additional event or subsequent termination of employment of any employee, officer, director or consultant of the Company or any Company Subsidiary) or (ii) required payment resulting in the failure of any amount to be deductible by reason of Section 280G of the Code.
     3.22 Intellectual Property.
     (a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of all material patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered) and applications to register marks, in each case that are owned by the Company or the Company Subsidiaries (collectively, the “Registered Intellectual Property”). The Company or any Company Subsidiary is the sole and exclusive owner of the Registered Intellectual Property free and clear of all Encumbrances except Permitted Liens and except for Encumbrances incurred or granted pursuant to the Senior Credit Documents. To the Company’s Knowledge, no item of material Registered Intellectual Property is being misappropriated, violated, or infringed in any manner materially adverse to the Company or any of the Company Subsidiaries by any third party.
     (b) (i) The Company and Company Subsidiaries own or have a valid and enforceable right to use all material intellectual property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”), (ii) no claims are pending or, to the Company’s Knowledge, threatened, alleging that the Company or any of the Company Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any intellectual property and to the Company’s Knowledge neither the Company nor any Company Subsidiary has received any written notices regarding the foregoing, and (iii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the intellectual property of any other Person.
     (c) Since January 1, 2009, except as would not constitute a Company Material Adverse Effect, there has been no unauthorized disclosure of any third party proprietary or confidential information by or held by Company or any Company Subsidiary. Except as would not constitute a Company Material Adverse Effect, the consummation of the Transaction will not violate any requirement of applicable Laws, privacy policy or contractual obligation relating to privacy or data security.
     3.23 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its Affiliates or Parent Representatives of any documentation or other information with respect to any one or more of the foregoing.
ARTICLE IV
Representations and Warranties of Parent and Merger Sub
     Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
     4.1 Corporate Organization.
     (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     (b) The certificate of incorporation of each of Parent and Merger Sub is in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.
     (c) Parent has made available to the Company correct and complete copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as currently in effect.
     4.2 Authority Relative to this Agreement.

     (a) The boards of directors of each of Parent and Merger Sub have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Transaction and taken all corporate actions required to be taken by the boards of directors of each Parent and Merger Sub for the consummation of the Transaction.
     (b) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. Other than the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Merger Sub, no further corporate proceedings on the part of Parent or Merger Sub, or any of their respective Subsidiaries, are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transaction.
     4.3 Consents and Approvals; No Violations. Except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Exchange Act, the Securities Act and state securities or state “blue sky” laws and (ii) the HSR Act or any other antitrust Laws and (b) the filing of the Certificate of Merger, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transaction or compliance by Parent or Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (ii) require any filing by Parent or Merger Sub with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach by Parent or Merger Sub of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which the respective properties or assets of any of the foregoing may be bound, or (iv) violate any Law, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Transaction, (B) otherwise prevent or materially delay performance by Parent or Merger Sub of its material obligations under this Agreement or (C) reasonably be expected to constitute a Parent Material Adverse Effect.
     4.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transaction, the financing therefor and related transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby.
     4.5 Litigation. (a) There is no claim, action, suit, hearing, arbitration, alternative dispute resolution proceeding nor any other judicial or administrative proceeding, inquiry or investigation, at law or in equity, pending against (or, to Parent’s Knowledge, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, nor, to Parent’s Knowledge, is there any investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and (b) none of Parent or any of its Subsidiaries is subject to any outstanding Order, writ, injunction or decree, which in the case of clauses (a) and (b) would, individually or in the aggregate, reasonably be expected to constitute a Parent Material Adverse Effect.
     4.6 Sufficient Funds. At the Effective Time, assuming the satisfaction of the closing conditions in Section 7.2 and performance by the Company in all material respects of its obligations under Section 5.1, the net proceeds from the Financing will, together with the cash or cash equivalents available to the Company, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to (i) consummate the Merger, (ii) pay or refinance all Company debt that is required to be paid or refinanced upon consummation of the Merger pursuant to the Debt Financing Commitments and (iii) to pay all fees and expenses incurred by Parent, Merger Sub and the Company (including the Special Committee) in connection with this Agreement and the Transaction upon the terms and conditions contemplated by this Agreement. Parent has delivered to the Company, as of the date of this Agreement, true, complete and correct copies of (i) executed commitment letters (the “Debt Financing Commitments”), pursuant to which the lender parties thereto (together with their officers, employees, directors, affiliates, partners, controlling parties, advisors, agents and representatives, the “Financing Sources”) have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”), and (ii) an executed equity commitment letter (the “Equity Financing Commitment”, and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which Thomas H. Lee Equity Fund VI, L.P. have committed, subject to the terms and conditions thereof, to invest the amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”). The Financing Commitments are in full force and effect as of the date of this Agreement, and are legal, valid and binding obligations of Parent and the other parties thereto. As of the date hereof, no material amendment or material modification of the Financing Commitments has been or made and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any Financing Commitment; provided, that Parent and Merger Sub are not making any representations regarding the effect of the inaccuracy of the representations and warranties set forth in Article III; and as of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article III and performance by the Company in all material respects of its obligations under Section 5.1, neither Parent nor Merger Sub has any reasonable basis to believe that it will be unable to satisfy on a timely basis any material term or condition of Closing to be satisfied by it in any of the Financing Commitments on or prior to the Closing Date. There are no precedent conditions related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in or contemplated by the Financing Commitments. As of the date hereof, there are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters) related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Debt Financing Commitments. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the Guaranty. The obligations of Parent and Merger Sub under this Agreement and the obligations of the Guarantor under the Guaranty are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Financing Commitments.
     4.7 Information in the Proxy Statement. None of the information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to stockholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to the information supplied by the Company and the Company Subsidiaries for inclusion or incorporation by reference therein.
     4.8 Takeover Statutes. Each of Parent and Merger Sub has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement, the Merger and the Transaction. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
     4.9 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger based upon arrangements made by and on behalf of Parent or Merger Sub or any of their Subsidiaries other than fees or commissions that will become payable by Parent or the Surviving Corporation after the Closing.
     4.10 Reliance. Parent and Merger Sub each acknowledges and agrees that (a) it has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the Company, (b) it has had full access to (i) the books and records made available by the Company and the Company Subsidiaries and (ii) the electronic data room for Project Papillon run by Intralinks, Inc. and maintained by the Company for purposes of the Transaction (the “Electronic Data Room”), (c) it has been afforded the opportunity to ask questions of and receive answers from the Company and (d) neither Parent nor Merger Sub have relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or with respect to any information made available to Parent or Merger Sub in connection with the Transaction, except for the representations and warranties contained in Article III. The Company makes no representations and warranties except as expressly set forth in Article III of this Agreement. Moreover, neither the Company nor any other Person will have or be subject to any liability or obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to

Parent or Merger Sub in the Electronic Data Room or management presentations in connection with the Transaction, unless any such information is expressly included in a representation or warranty contained in Article III.
     4.11 Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor for the benefit of the Company on the terms set forth therein, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guaranty.
     4.12 Solvency. Neither Parent nor Merger Sub is entering into the Transaction with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or the Surviving Company. To the knowledge of Parent, based on information available to Parent as of the date of this Agreement, immediately after giving effect to the Transaction, including the Financing, and the payment of the aggregate Merger Consideration and any other repayment or refinancing of debt that may be contemplated in the Debt Financing Commitment, assuming (a) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger as set forth herein and (b) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable as of the Closing, the Surviving Corporation (i) as of such date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) shall not have, as of such date, unreasonably small capital to carry on its business.
     4.13 Certain Agreement. As of the date of this Agreement, there is no contract between Parent, Merger Sub or the Guarantor, on the one hand, and any member of the Company’s management or directors, on the other hand, that relates in any way to the Company or the Transaction.
ARTICLE V
Conduct of Business Pending the Merger
     5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as contemplated by this Agreement, the Company shall use its commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice or its current expense budgets as disclosed to Parent, and, to the extent substantially consistent therewith, use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships and goodwill with Governmental Entities and its clients and customers. Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will (except as contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing; it being understood that Parent shall respond within five (5) Business Days to the Company’s communications soliciting such consent from Parent, and such consent not be unreasonably withheld, conditioned or delayed):

     (a) (i) redeem, split, combine or reclassify or otherwise retire or acquire, any shares of capital stock or other equity interest of the Company or any of the Company Subsidiaries (other than Company Subsidiaries that are wholly owned by the Company) or any rights with respect thereto, any security convertible into or representing a right to acquire such shares of the Company or any of the Company Subsidiaries (other than Company Subsidiaries that are wholly owned by the Company), or enter into any agreement, call or commitment of any character that would obligate it to do any of the foregoing, in each case, except as required to consummate the Transaction or (ii) authorize, declare, set aside or pay any dividend or other distribution; (whether in cash, stock, assets or property or any combination thereof) in respect of any shares of capital stock of the Company, except for dividends or distributions declared, set aside or paid by any Company Subsidiary to the Company or to any Company Subsidiary that is, directly or indirectly, wholly-owned by the Company;
     (b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, stock appreciation rights) other than the issuance of shares of Company Common Stock (i) upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their present terms and the provisions hereof and (ii) in accordance with commitments to issue such shares under any long-term incentive plan awards in accordance with their present terms and the provisions hereof;
     (c) except as set forth on Schedule 5.1(c) acquire any entity, business or assets (whether by asset acquisition, stock acquisition, merger, consolidation or otherwise) exceeding $2.5 million in the aggregate or sell any entity, business or assets (whether by asset acquisition, stock acquisition, merger, consolidation or otherwise) exceeding $2.5 million in the aggregate, in each case other than in the ordinary course of business;
     (d) except (i) in the ordinary course of business; (ii) pursuant to the Senior Credit Documents; (iii) vehicle finance facilities (including capitalized leasing facilities); (iv) intercompany arrangements exclusively among the Company and the wholly-owned Company Subsidiaries; or (v) credit card obligations that are not delinquent consistent with past practice, incur or assume any Indebtedness for borrowed money (including any guarantee of Indebtedness of a third party) in excess of $3 million in the aggregate; provided, that other than (i) pursuant to clauses (i) and (v) of this Section 5.1(d) and (ii) the Senior Credit Documents and any hedging obligations in existence as of the date hereof, the aggregate amount of Indebtedness permitted to exist shall not exceed $45 million (other than the Senior Credit Documents and any hedging obligations in existence as of the date hereof );
     (e) create or assume any Encumbrance or lien on any material assets other than Encumbrances securing Indebtedness permitted by paragraph (d) or Permitted Liens;

     (f) settle any individual claim or series of related claims exceeding $5 million in the aggregate; provided, that this Section 5.1(f) shall not affect the Company ability to settle individual claims or a series of related claims not exceeding $100,000 individually;
     (g) change any of the accounting principles or practices (or change an annual accounting period) used by it except as required by GAAP;
     (h) except as required by Law or any written contractual commitment (including any commitment imposed by the terms of any Employee Program as in effect on the date hereof), increase the compensation or benefits of any director, executive officer, division President or Vice President that reports directly to a division President or, except for increases in the ordinary course of business consistent with past practice, any other employees or consultant or independent contractor performing similar services;
     (i) except as set forth on Schedule 5.1(i), grant to any director, officer or employee the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any officer, director or employee, in excess of $500,000 in the aggregate for all such Persons, provided that it will not constitute a violation of this Section 5.1(i) to enter into indemnification agreements with directors and officers in the form historically used by the Company or to pay severance to terminated employees in the ordinary course of business consistent with past practice;
     (j) except to the extent required to comply with its obligations hereunder or with applicable Law, amend its certificate of incorporation or bylaws, certificate of formation, limited partnership or limited liability company agreements, or similar charter, organizational or governance documents (other than such amendments exclusively involving Company Subsidiaries that are wholly owned by the Company and for tax, corporate organizational or other business purposes and that do not have a material adverse impact on the Company and the Company Subsidiaries taken as a whole);
     (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Merger or plans of complete or partial liquidation or dissolution of inactive Company Subsidiaries or other than other similar transactions or amendments exclusively involving Company Subsidiaries that are wholly owned by the Company and for tax, corporate organizational or other business purposes and that do not have a material adverse impact on the Company and the Company Subsidiaries taken as a whole);
     (l) other than in the ordinary course of business or as required by applicable Law, in which case written notice shall be provided to Parent and Merger Sub prior to any such change (i) make, change or rescind any Tax election or change any method of accounting, (ii) enter into any settlement or compromise of any Tax liability, (iii) file any amended Tax Return with respect to any Tax, (iv) enter into any closing agreement relating to any Tax, (v) surrender any right to claim a material Tax refund, or (vi) waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
     (m) except as not otherwise prohibited in this Section 5.1, enter into, materially amend or terminate or consent to the termination of any Material Contract or any contract, agreement or understanding that would be a Material Contract if in effect on the date of this Agreement;
     (n) make any earnout payments under the Company’s acquisition agreements listed in Sections 3.3(a), 3.3(d)(i) and 3.3(d)(ii) of the Company Disclosure Schedule in a form of consideration other than in cash;
     (o) amend, modify or waive any of the Company’s existing takeover defenses or take any action to render any state takeover or similar statute inapplicable to any transaction other than the Transaction;
     (p) make any capital expenditures other than (i) in accordance with the Company’s budget, (ii) such capital expenditures for vehicle lease facilities not prohibited under Section 5.1(d), and (ii) such capital expenditures as do not exceed the Company’s budget by $5,000,000 more than in the aggregate; or
     (q) authorize or enter into an agreement, contract or understanding or otherwise make any arrangement or commitment to take any of the foregoing actions.
ARTICLE VI
Covenants
     6.1 Preparation of the Proxy Statement; Stockholders Meeting.
     (a) As soon as practicable following the date of this Agreement (but in any event, within fifteen (15) Business Days), the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and the Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement, including, but not limited to, furnishing to the Company any and all information regarding Parent and Merger Sub and their respective Affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information, shall consult with each other prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transaction.

     (b) If, at any time prior to the Company Shareholder Approval, any event occurs with respect to the Company, any Company Subsidiary, Parent or Merger Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement.
     (c) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Shareholders’ Meeting (i) with the prior written consent of Parent; (ii) for the absence of a quorum; (iii) subject to and in compliance with Section 6.4, to allow additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Shareholders’ Meeting; (iv) if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Company Shareholders’ Meeting to obtain the Company Shareholder Approval; or (v) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.4(d) or Section 6.4(e) hereof and the four (4) Business Day notice period contemplated by Section 6.4(d) or Section 6.4(e), as applicable, with respect to such notice has not been reached. The Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to such holders as promptly as practicable (and in any event within seven (7) Business Days) after the Proxy Statement has been cleared by the SEC. The Company shall, through the Company Board, recommend to holders of the Company Common Stock that they give the Company Shareholder Approval (the “Company Recommendation”), except to the extent that the Company Board shall have made a Company Adverse Recommendation Change, or as otherwise permitted by Section 6.4. Subject to Section 6.4, the Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Transaction. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.
     6.2 Other Filings.
     (a) Subject to the terms and conditions of this Agreement, as soon as practicable following the date of this Agreement, the Company, Parent and Merger Sub each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Merger (collectively, the “Other Filings”). Each of the Company, Parent and Merger Sub shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and Merger Sub shall supply the other with copies of all correspondence between it and each of the Company Subsidiaries and Company

Representatives, on the one hand, and the SEC or the members of its staff or any other appropriate official of any Governmental Entity, on the other hand, with respect to any of the Other Filings. The Company, Parent and Merger Sub each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.
     (b) Without limitation of Section 6.2(a), Parent and the Company shall, not later than ten (10) Business Days after the date hereof, make the filings required of such party under the HSR Act or any other antitrust Laws with respect to the Transaction, and shall use their reasonable best efforts to (i) respond at the earliest practicable date with any request under the HSR Act or any other antitrust Laws for additional information, documents or other materials received by such party from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in respect of such filings or the Transaction and (ii) cooperate with the other in connection with making any filing under the HSR Act or any other antitrust Laws and in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity under the HSR Act or other Law with respect to the Transaction. Each of Parent and the Company shall, and Parent shall cause Merger Sub and the Company shall cause each Company Subsidiary to, use its reasonable best efforts to obtain the termination of all waiting periods under the HSR Act and not to extend any waiting period under the HSR Act. Prior to the termination of this Agreement, each party hereto shall use its reasonable best efforts to cooperate in and defend against any litigation instituted by the Federal Trade Commission or the Department of Justice or any other Governmental Entity that seeks to restrain or prohibit the consummation of the Transaction.
     6.3 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any Governmental Entities and, as reasonably requested and agreed to by the parties, any private third party, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transaction, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other Order adversely affecting the ability of the parties to consummate the Merger.
     6.4 Solicitation; Change in Recommendation.
     (a) Except as permitted by this Section 6.4, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not and shall cause each of the Company Subsidiaries and their respective officers, directors, employees, counsel, accountants, consultants, agents, advisors, Affiliates and other representatives (collectively, “Company Representatives”) not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise knowingly participate in any discussions or negotiations regarding, or furnish to any other party information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal.
     (b) Notwithstanding anything to the contrary contained in this Agreement, if at any time on or after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of the Company Representatives receives a written Takeover Proposal from any Person, which Takeover Proposal did not result from any breach of this Section 6.4, and the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and the Company Representatives may (x) furnish, provided that the Company first receives from such Person an executed Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or the Parent Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal; provided, further that the Company shall promptly provide to Parent (and in any event within 48 hours) (i) a copy of any written Takeover Proposal (including copies of any related debt and equity financing commitment letters) made in writing provided to the Company or any Company Subsidiary, and the identity of the Person making the Takeover Proposal, and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing. From and after the date hereof, the Company shall not grant any waiver, amendment or release under any standstill agreement without the prior written consent of Parent (it being understood that the Company shall have no obligation to seek to modify any such agreement that by its terms becomes inoperative in accordance with the terms of such agreement as in effect on the date of this Agreement).
     (c) Following the date of this Agreement, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a current basis (and in any event within 48 hours) and shall notify Parent of the status of such Takeover Proposal. The Company agrees that neither it nor any Company Subsidiary will enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.

     (d) Except as expressly permitted by this Section 6.4(d) or Section 6.4(e), the Company Board shall not (i)(A) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, or publicly propose in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(e). Notwithstanding anything to the contrary in this Agreement, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement with respect to a Takeover Proposal, if and only if, prior to taking such action, the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (u) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (v) that such Takeover Proposal constitutes a Superior Proposal; provided, however, that (w) the Company has given Parent at least four (4) full Business Days’ prior written notice of its intention to take such action, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all related debt and equity financing commitment letters, (x) the Company has negotiated, and has caused the Company Representatives to negotiate, in good faith with Parent during such notice period, to enable Parent to propose changes to the terms of this Agreement, the Financing Commitments and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (y) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement, the Financing Commitments and the Guaranty proposed in writing by Parent, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect, and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice and the notice period shall have recommenced, except that the notice period shall be at least three (3) full Business Days unless the event requiring notice pursuant to this Section 6.4(d) occurred less than three (3) Business Days prior to the Company Shareholders’ Meeting, in which case the Company shall deliver notice to Parent of such event as promptly as practicable; and provided, further that the Company has complied in all material respects with its obligations under this Section 6.4; and provided, further, that any purported termination of this Agreement pursuant to this Section 6.4 shall be void and of no force or effect, and the Company shall not enter into a Company Acquisition Agreement unless the Company terminates this Agreement in accordance with Section 8.1 and the Company pays to Parent the Termination Fee in accordance with Section 8.3 prior to or concurrently with such termination.
     (e) Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, but not after, the Company Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Change of Recommendation”) in response to an Intervening Event if the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (x) the Company Board has given Parent at least four (4) full Business Days’ prior written notice of its intention to take such action and a description of the Intervening Event, (y) the Company has negotiated, and has caused the Company Representatives to negotiate, in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement, the Financing Commitments and the Guaranty in such a manner that would obviate the need for taking such action as a result of an Intervening Event and (z) following the end of such notice period, the Company Board shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Guaranty proposed in writing by Parent, and shall have determined in good faith, after consultation with independent financial advisors and outside legal counsel, that failure to effect a Change of Recommendation in response to an Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.
     (f) Nothing in this Section 6.4 shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law; provided, however, that the Company Board and the Company shall not recommend that the stockholders of the Company tender their shares in connection with any tender offer or exchange offer (or otherwise approve or recommend any Takeover Proposal) unless the requirements of Sections 6.4(d) and 6.4(e) shall have been satisfied.
     (g) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and the Company Subsidiaries equal to more than 20% of the Company’s consolidated assets or to which more than 20% of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of more than 20% of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is more than 20%; in each case, other than the Transaction.
     (h) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Company Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent to the Company in writing in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”
     6.5 Officers’ and Directors’ Indemnification.
     (a) In the event of any threatened or actual claim, action, suit, demand proceeding or investigation, whether civil, criminal or administrative, including, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising at or before or after the Effective Time, then (A) the Company and, from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and, in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising at or before or after the Effective Time), (B) the Company and, after the Effective Time, the Surviving Corporation shall promptly pay expenses in advance of the final disposition of any such threatened or actual claim, action, suit, demand, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and (C) the Indemnified Parties may retain counsel satisfactory to them, and the Company and, after the Effective Time, the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within twenty (20) days after statements therefor are received; provided, however, that none of the Company, the Surviving

Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and provided, further, that as a condition precedent to any payment pursuant to clause (B), an Indemnified Party must first provide a written undertaking (in form and substance reasonably satisfactory to Parent) to repay such payments in the event of a determination as set forth in the immediately preceding proviso. Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party. Parent and/or the Surviving Corporation shall be entitled to participate in and/or control, to the extent provided in any applicable indemnification agreements to which Company is a party, the defense of any matter covered by this Section 6.5(a) at their sole cost and expense.
     (b) Section 6.5(b) of the Disclosure Schedules lists all Company or Company Subsidiary officers and directors who have entered into indemnification agreements with the Company. Parent and Merger Sub each agree that all rights to indemnification and advancement of expenses existing in favor of, and all limitations on the personal liability of, each Indemnified Party pursuant to Section 6.5(a) above or in the respective certificates of incorporation or bylaws (or other applicable organizational documents) of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof, shall, without limitation of any such rights that would otherwise exist in favor of such Indemnified Party (including through any written agreement between the Company or any Company Subsidiary, on the one hand, and any Indemnified Party or employee or agent of the Company or any Company Subsidiary, on the other hand), survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, advancement of expenses and limitations on personal liability in respect of any claims asserted or made against such Indemnified Party, employee or agent within such period pursuant to Section 6.5(a) above shall continue until the final disposition of such claim.
     (c) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, however, that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers with coverage in amount and scope, and on other terms, which in the aggregate are no less advantageous to the Indemnified Parties than the Company’s current directors’ and officers’ liability insurance policies) with respect to claims arising from or related to acts or omissions which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, or expires, is terminated or canceled during such six-year period, the Surviving Corporation will obtain as much directors’ and officers’ insurance obtainable for the remainder of such period for a premium on an annualized basis not in excess of the Base Premium; and provided, further, that effective as of the Effective Time, the Surviving Corporation in its sole discretion may elect in lieu of any of the foregoing insurance to purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors and officers liability policy, and in all other respects shall be comparable to such existing coverage), provided that the premium for such “tail” or “runoff” coverage shall not exceed an amount equal to the Base Premium, provided that if the current policies of directors’ and officers’ liability insurance maintained by the Company can not be maintained for the Base Premium and such “tail” or “runoff” coverage can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous “tail” or “runoff” coverage obtainable for an annual premium not in excess of the Base Premium.
     (d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.5 applies without the consent of each such affected Indemnified Party. This Section 6.5 is intended for the irrevocable benefit of, and to grant third party beneficiary rights to, the Indemnified Parties and their respective heirs and shall be binding on all successors of Parent and the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 6.5.
     (e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person (including by dissolution, liquidation, assignment for the benefit of creditors or similar action), then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.5.
     6.6 Access to Information; Confidentiality.
     (a) Subject to applicable Law, between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries and shall use commercially reasonable efforts to cause each of their respective directors, officers, employees, auditors, advisors, consultants, agents or other representatives to, (i) furnish Parent and its authorized representatives (including counsel, financial advisors and auditors) (the “Parent Representatives”) with such financial and operating data (including the Required Information) and other information with respect to the business, properties and personnel of the Company and the Company Subsidiaries (including, all contracts, commitments and records) as Parent may from time to time reasonably request, (ii) provide reasonable access to Parent and the Parent Representatives and its financing sources during normal business hours, and upon reasonable advance notice, to the Company’s and the Company Subsidiaries’ offices, properties, and other facilities, and the books and records related thereto and (iii) use commercially reasonable efforts to provide to Parent and the Parent Representatives (including counsel, financial advisors and auditors) with access to the Company’s and the Company Subsidiaries’ officers and employees; provided, that all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish. Neither Company nor any Company Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would contravene any Law, Order or binding agreement entered into prior to the date of this Agreement or would be reasonably likely to result in a loss of any attorney-client or work product privilege. The parties hereto shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
     (b) Prior to the Effective Time, Parent, Merger Sub and the Company each shall hold in confidence all such information provided hereunder or in connection with the Transaction on the same terms and subject to the same conditions contained in that certain confidentiality agreement between Thomas H. Lee Partners, L.P. and the Company dated March 5, 2010 (the “Confidentiality Agreement”).
     6.7 Public Announcements. The Company and Parent shall (unless and until a Company Adverse Recommendation Change or a Change of Recommendation may reasonably be deemed to have occurred in accordance with Section 6.4) consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Transaction no later than the opening of trading on the Nasdaq on the Business Day following the date on which this Agreement is signed.
     6.8 Employee Benefit Arrangements.

     (a) On and after the Closing, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms (i) all Employee Programs and (ii) all employment agreements, severance agreements, retention bonus agreements and performance cash bonus agreements, and all bonus, retention and severance obligations, of the Company or any Company Subsidiary, except as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay on the Closing Date to the applicable officers and employees any amounts with respect to such agreements and obligations that are payable by their terms on the Closing Date, upon consummation of the Merger, or at the Effective Time. The Company’s material bonus programs are listed in Section 6.8 (a) of the Company Disclosure Schedule.
     (b) For a period of one (1) year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, continue to provide employees of the Company and the Company Subsidiaries who remain employed by Parent or the Parent Subsidiaries after the Effective Time (the “Company Employees”) with (i) annual base salary and base wages, and cash target incentive compensation opportunities, in each case, that are substantially comparable, in the aggregate, than such annual base salary and base wages, and cash target incentive compensation opportunities provided to the Company Employees immediately prior to the Effective Time and (ii) employee benefits (for the avoidance of doubt, excluding equity incentives) that are substantially comparable in the aggregate to those provided to Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide each Company Employee whose employment is terminated during the one (1) year period following the Effective Time with severance benefits at levels no less than those benefits under the existing plans and policies applicable to such Company Employee. Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts (including by using commercially reasonable efforts to make appropriate arrangements with its insurance carrier(s) and/or third party administrators) to: (i) treat, and cause the applicable benefit plans to treat, the service of Company Employees with the Company or the Company Subsidiaries (or their predecessor entities) attributable to any period before the Effective Time (to the extent such service would have been taken into account under the relevant Employee Program immediately prior to the Effective Time and including minimum waiting periods for participation) as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate and vesting but not for purposes of determining the accrual or amount of any benefit, (ii) not treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and (iii) credit any deductibles and co-pays paid under any of the Company’s or any of the Company Subsidiaries’ health plans towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation.
     (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Company’s deferred compensation plans, management compensation plans, cash bonus plans and other incentive plans, that in any such case, are listed in Section 6.8(a) of the Company Disclosure Schedule.
     (d) The parties acknowledge and agree that all provisions contained in this Section 6.8 and Section 3.13 with respect to Company Employees and Employee Programs are included for the sole benefit of the Company, Parent and Merger Sub, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including without limitation, any Company Employees, former Company Employees, any participant in any Employee Program or Non-U.S. Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, Company or any of their respective affiliates.
     (e) This Section 6.8 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.8, express or implied, is intended to or shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.8 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their Affiliates. Nothing in this Section 6.8 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Company Employee at any time after the Effective Time.
     6.9 Financing.
     (a) Parent and Merger Sub acknowledge and agree that the Company and its Affiliates have no responsibility for any financing that Parent or Merger Sub may raise in connection with the Transaction except as expressly contemplated by Section 6.9(d) below.
     (b) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitment, including using reasonable best efforts to (i) maintain in effect the Financing and the Financing Commitments, (ii) enter into definitive financing agreements with respect to the Financing on the terms and conditions specified in the Financing Commitments, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing and (iii) consummate the Financing at or prior to the Closing. Parent and Merger Sub shall provide to the Company copies of all final documents relating to the Financing and shall keep the Company fully informed of material developments in respect of the financing process relating thereto. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (i) of any material breach or default by any party to any Financing Commitments or definitive document related to the Financing of which Parent or Merger Sub become aware; (ii) of the receipt of any written notice or other written communication from any Financing source with respect to any: (A) material breach, default, termination or repudiation by any party to any Financing Commitments or any definitive document related to the Financing of any provisions of the Financing

Commitments or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Commitments or any definitive documents related to the Financing; and (iii) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive documents relating to the Financing; provided, that the Parent and Merger Sub shall be under no obligation to disclose any information that is subject to attorney client or similar privilege, but only if such privilege is asserted in good faith. As soon as reasonably practicable, but in any event within 5 days of the date the Company delivers Parent and Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstances referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Prior to the Closing, Parent and Merger Sub shall not agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitments or other final documentation relating to the Financing without the prior written consent of the Company (such consent not to be unreasonably withheld), except Parent and Merger Sub may amend, modify, supplement, restate or replace the Financing Commitments, in whole or part, if such amendment, modification, supplement, restatement or replacement (x) does not reduce the aggregate amount of the Financing, (y) does not imposes new or additional conditions or otherwise expand or the conditions to the Financing and (z) is not reasonably expected to hinder or delay the Closing. Notwithstanding anything contained in this Section 6.9 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to consummate the Closing any earlier than the final day of the Marketing Period. Parent shall deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 6.9, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified, supplemented, restated or replaced by this Section 6.9(b) and references to “Debt Financing Commitments” and “Financing Commitments” shall include any amendment, modification, restatement, supplement and replacement permitted by this Section 6.9(b).
     (c) If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub to satisfy its obligations under Section 6.9(b), any of the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated prior to the Closing, in whole or in part, for any reason, Parent and Merger Sub shall (i) promptly notify the Company of such expiration or termination and the reasons therefor and (ii) to the extent such alternative debt financing is then available, use its reasonable best efforts to arrange to obtain alternative debt financing from other financing sources on terms and conditions no less favorable to Parent or Merger Sub (including as to economic terms, flex provisions and funding conditions) in an amount sufficient to replace the financing contemplated by such expired or terminated commitments or agreements.
     (d) Subject to Section 6.9(a), in the period between the date hereof and the Closing Date, upon request of Parent and Merger Sub, the Company shall, and shall use reasonable best efforts to cause its Subsidiaries, and its and their Affiliates and its and their Company Representatives (including legal and accounting), to cooperate in connection with the arrangement and obtaining of the Financing, including (i) providing to Parent from time to time information regarding the Company and its industry reasonably requested by the lenders providing the Financing and identifying any portion of such information that constitutes material non-public information, (ii) using commercially reasonable efforts to ensure that the efforts to syndicate the Financing benefit materially from existing lending relationships of the Company and its Subsidiaries, (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with prospective lenders and sessions with rating agencies in connection with the Financing, including direct contact (to the extent consistent with their obligations to the Company) between senior management and Representatives (including accounting) of the Company and its Subsidiaries, on the one hand, and the financing sources, potential lenders and investors for the Financing, on the other hand, (iv) assisting with the preparation of materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda and lender and investor presentations), business projections and similar marketing documents required in connection with the Financing (all such documents and materials, collectively the “Offering Documents”) and other materials to be used in connection with obtaining the Debt Financing and all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, (v) as promptly as practical after Parent’s request, furnishing Parent and its financing sources all Required Information, including all information and disclosures reasonably requested by Parent and Merger Sub to assist with preparation of the Offering Documents, including customary authorization and management representation letters, (vi) cooperating in satisfying the conditions precedent set forth in the Financing Commitments or any definitive document relating to the financing (to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company), including but not limited to (A) permitting the prospective lenders to evaluate the Company’s and the Company’s Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (vii) issuing customary representation letters to auditors and using reasonable best efforts to obtain (A) accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, and legal opinions, (B) corporate, credit and facility ratings from rating agencies, (C) consents and waivers and legal opinions, and (D) other documentation and items contemplated by the Financing Commitments or any definitive document relating to the Financing as reasonably requested by Parent, (viii) promptly providing monthly financial statements (excluding footnotes) to the extent available and prepared by the Company in the ordinary course of business consistent with past practice, (ix) executing and delivering, as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Financing Commitments and hedging agreements as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Company Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Financing) and otherwise reasonably facilitating the pledging of collateral (including obtaining payoff letters, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) contemplated by the Financing and (x) as of the Effective Time, taking all corporate actions necessary to authorize the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time. The Company will update any Required Information to be included in the Offering Document to be used in connection with such Financing as reasonably requested by Parent so that Parent may ensure that any such offering documents are Compliant. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Section 6.9 to the contrary, none of the Company or any Company Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time and Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable documented out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with any actions taken pursuant to this Section 6.9 if the Effective Time does not occur.
     (e) Notwithstanding anything to the contrary contained in this Agreement, in no event shall either Parent or Merger Sub be required to (i) seek the Equity Financing from any source other than those counterparty to, or in an amount in excess of that contemplated by, the Equity Financing Commitments or (ii) pay any fees in excess of those contemplated by the Financing Commitments.
     6.10 Adoption by Parent. Prior to the Effective Time, Parent shall take all requisite action to adopt this Agreement in its capacity as the sole stockholder of Merger Sub.
     6.11 Stockholder Litigation; Notification of Certain Matters. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Transaction, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any material notice or other communication received by such party from any Governmental Entity in connection with the Transaction and any actions, suits, claims, or proceedings commenced or, to the Company’s Knowledge on the one hand and the Parent’s Knowledge on the other, threatened against, such party or, to the Company’s Knowledge on the one hand and the Parent’s Knowledge on the other, its Affiliates which relate to the Transaction.
ARTICLE VII
Conditions to the Merger
     7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law), at or prior to the Effective Time, of each of the following conditions:

     (a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.
     (b) Other Regulatory Approvals. Any applicable waiting period under the HSR Act and any applicable foreign antitrust Laws relating to the consummation of the Merger shall have expired or been terminated and all material approvals, authorizations and consents of any Governmental Entity required to consummate the Merger (including any such approvals, authorizations and consents under applicable foreign antitrust Laws) shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.
     (c) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided, however, that prior to a party asserting this condition such party shall have used its reasonable best efforts to prevent the entry of any such temporary restraining order, injunction or other Order and to appeal as promptly as possible any such temporary restraining order, injunction or other Order that may be entered.
     7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:
     (a) Representations and Warranties. The representations and warranties in Section 3.2(a), the first sentence of Section 3.15 and Section 3.17, shall be true and correct in all material respects as of the Effective Time, as if made at and as of such time. In addition, the representations and warranties in (i) Sections 3.3(a), (c), (d), (f) and (h) and (ii) Section 3.21 shall be true and correct as of the Effective Time, as if made at and as of such time (except for inaccuracies that do not aggregate to $1 million or more with respect to clause (i) of this Section 7.2(a)). Each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the date hereof or the Effective Time, in which case such representation or warranty shall be true and correct at and as of such other time), except where the failure of such representations and warranties to be so true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) would not constitute a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
     (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the

Effective Time and Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
     (c) Absence of Company Material Adverse Effect. There shall not have occurred since the date of this Agreement a Company Material Adverse Effect.
     7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
     (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the date hereof or the Effective Time, in which case such representation or warranty shall be true and correct at and as of such other time), except where the failure of such representations and warranties to be so true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) would not constitute a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated the Closing Date, to the foregoing effect.
     (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated as of the Closing Date, to the foregoing effect.
     (c) Solvency Certificate. Parent shall have delivered to the Company a solvency certificate of the chief financial officer of Parent in the same form as the solvency certificate to be delivered to the lenders pursuant to the Debt Financing Commitment or any definitive documents entered into in connection with the Financing.
ARTICLE VIII
Termination, Amendment and Waiver
     8.1 Termination. This Agreement may be terminated and the Transaction abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval:
     (a) by the mutual written consent of Parent, Merger Sub and the Company;
     (b) by either of the Company, on the one hand, or Parent or Merger Sub, on the other hand, by written notice to the other:

     (i) if, upon a vote taken thereon at a duly held meeting of holders of the Company Common Stock (or at any adjournment or postponement thereof), held to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if the failure by such party to perform any of its obligations under this Agreement has been the primary cause or resulted in the failure to obtain the Company Shareholder Approval;
     (ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transaction, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily caused by, or resulted from, the failure of such party to perform any of its obligations under this Agreement; or
     (iii) if the consummation of the Merger shall not have occurred on or before November 19, 2010 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in a material respect has been the primary cause of, or resulted in, the failure of the Merger to occur on or before the End Date.
     (c) by written notice from Parent to the Company, if (A) the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement (except the covenants and agreements in Section 6.4), which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company, or if capable of being cured, shall not have been cured within twenty (20) days following receipt by the Company of written notice of such breach or failure to perform from Parent (or, if earlier, the End Date); provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.3 not being satisfied; or (B) the Company shall have breached its obligations under Section 6.4, which breach, if curable by the Company, shall not have been fully cured by the Company within 5 days following receipt by the Company of written notice and subject matter of such breach;
     (d) by written notice from the Company to Parent if Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be cured by Parent or Merger Sub, or if capable of being cured, shall not have been cured within twenty (20) days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from Company (or, if earlier, the End Date); provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.2 not being satisfied;
     (e) by written notice from the Company to Parent if, prior to the receipt of the Company Shareholder Approval, in order to concurrently enter into a Company Acquisition Agreement in accordance with, and if (A) the Company has complied in all material respects with, the requirements of Section 6.4 and (B) prior to or concurrently with such termination, the Company pays the fee due under Section 8.3;
     (f) by written notice from Parent or Merger Sub to the Company, if (A) the Company Board shall have effected a Company Adverse Recommendation Change; (B) the Company Board shall have effected a Change of Recommendation in response to an Intervening Event; (C) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Takeover Proposal within two (2) Business Days after Parent so requests in writing; (D) the Company Board shall have failed to recommend against any publicly announced Takeover Proposal and reaffirm the Company Recommendation, in each case, within ten (10) Business Days following the public announcement of such Takeover Proposal and in any event at least two (2) Business Days prior to the Company Shareholders’ Meeting; (E) the Company enters into a Company Acquisition Agreement; or (F) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.
     (g) by written notice from the Company to Parent if (i) the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions which by their nature are to be satisfied by actions taken at the Closing), (ii) the Company has irrevocably confirmed in writing that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive all conditions in Section 7.3 provided that the Closing occurs within two (2) Business Days following the date of such notice, (iii) the Marketing Period has ended or will end on the date of such notice, and (iv) within two (2) Business Days after the Company has delivered written notice to Parent of the satisfaction of such conditions and such confirmation, and the Merger shall not have been consummated; provided that such conditions in Sections 7.1 and 7.2 remain satisfied and the Company’s certification remains in full force and effect at the close of business on such second Business Day; provided, further, that during such period of two (2) Business Days, no party shall be entitled to terminate this Agreement pursuant to Section 8.1(b)(iii).
     8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Merger Sub, the Company or any Financing Source and their respective directors, officers, employees, partners, members, stockholders or other Affiliates and all rights and obligations of any party hereto shall cease, provided that (i) the agreements contained in Sections 6.6(b) (Confidentiality), 6.7 (Public Announcements), 8.2 (Effect of Termination), 8.3 (Fees and Expenses) and Article IX (General Provisions) of this Agreement and, subject to the terms thereof, the Guaranty shall survive any termination of this Agreement and (ii) nothing contained herein shall relieve any party from liabilities or damages arising out of any fraud by such party.
     8.3 Fees and Expenses.
     (a) In the event that:
     (i) (A) a Takeover Proposal shall have been made, proposed or communicated, after the date hereof and not withdrawn prior to the Company Shareholders’ Meeting or prior to the termination of this Agreement if there has been no Company Shareholders’ Meeting, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Sections 8.1(b)(i) or 8.1(b)(iii) or by Parent pursuant to Section 8.1(c) and (C) within nine (9) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal or any Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided that for purposes of clause (C) of this Section 8.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”;
     (ii) this Agreement is terminated pursuant to Section 8.1(b)(i) and prior to the Company Shareholders’ Meeting the Company Board has made a Change of Recommendation based on an Intervening Event; or
     (iii) this Agreement is terminated by the Company pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(f);
then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(a), the Company shall pay as directed by Parent (A) a termination fee of $27.5 million in cash (such payment, as applicable, the “Termination Fee”) and (B) following the delivery by Parent of an invoice therefor and reasonable documentation thereof, all Expenses incurred by Parent, Merger Sub or their Affiliates in connection with the Transaction, provided that the Company shall not be required to pay more than an aggregate of $7.5 million pursuant to this clause (B) (“Parent Expenses”), such payment to be made by wire transfer of same day funds (x) in the case of clause (ii) above, within two (2) Business Days after such termination, (y) simultaneously with such termination if pursuant to clause (iii) above or (z) in the case of clause (i) above, within two (2) Business Days after the earlier of the entry into a Company Acquisition Agreement or the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the Termination Fee or the Parent Expenses on more than one occasion. In the event that Parent shall receive full payment pursuant to this Section 8.3(a) and Section 8.3(d), subject to clause (ii) of Section 8.2, the receipt of the Termination Fee, the Parent Expenses and any amounts required to be paid pursuant to Section 8.3(d) shall be deemed to be the sole and exclusive remedy against the Company and its Affiliates for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transaction (and the abandonment thereof) or any matter forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.7.
     (b) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d) or Section 8.1(g) then, if at such time the Company is not in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Article VII not being satisfied and all conditions to Parent’s and Merger Sub’s obligations to consummate the Merger in Article VII shall have been satisfied (other than those conditions which by their nature are to be satisfied by actions taken at the Closing), then Parent shall pay to the Company (A) a termination fee of $55 million in cash (such payment, as applicable, the “Parent Termination Fee”) and (B) following the delivery by the Company of an invoice therefor and reasonable documentation thereof, all out-of-pocket fees and Expenses incurred by the Company or its Affiliates in connection with the Transaction, provided that Parent shall not be required to pay more than an aggregate of $7.5 million pursuant to this clause (B) (“Company Expenses”), such payment to be made by wire transfer of same day funds within two (2) Business Days after such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee or the Company Expenses on more than one occasion. In the event that the Company shall receive full payment pursuant to this Section 8.3(b) and Section 8.3(d), subject to clause (ii) of Section 8.2, the receipt of the Parent Termination Fee, the Company Expenses, any amounts required to be paid pursuant to Section 8.3(d) and the reimbursement provided for in Section 6.9(b) and the guarantee of such obligations pursuant to the Guaranty shall be the sole and exclusive remedy against Parent and its Affiliates and the Financing Sources for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Commitments or the Guaranty (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Buyer Party arising out of or in connection with this Agreement, the Financing Commitments or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, nothing in this Section 8.3(b) shall limit the right of the Company to seek specific performance as expressly set forth in Section 9.7(b).
     (c) In the event that Parent shall terminate this Agreement pursuant to Section 8.1(c), then in any such event, the Company shall pay Parent or its designees, as promptly as possible (but in any event within two (2) Business Days) following the delivery by Parent of an invoice therefor, all Parent Expenses; provided that the Company shall not be required to pay more than an aggregate of $7.5 million pursuant to this Section 8.3(c). The expenses payable pursuant to this Section 8.3(c) shall be paid by wire transfer of same day funds within ten (10) Business Days after demand therefor following such termination. The payment of the expense reimbursement pursuant to this Section 8.3(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee upon the occurrence of an event described in Section 8.3(a)(i), but no additional Parent Expenses shall be required to be reimbursed in connection with the occurrence of such an event. In the event that Parent or its designees shall receive full payment pursuant to this Section 8.3(c) and Section 8.3(d), subject to clause (ii) of Section 8.2 and the immediately preceding sentence, the receipt of such payment shall be deemed to be the sole and exclusive remedy against the Company and its Affiliates for any and all losses or damages suffered or incurred by Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transaction (and the abandonment thereof) or any matter forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.7.
     (d) Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction, and that without these agreements, the other party would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the payment set forth in this Section 8.3, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received; provided, that in the case that the Parent Termination Fee is subject to reduction in accordance with Section 9.7(e), the Company shall not be entitled to its costs and Expenses pursuant to this Section 8.3(d).
     8.4 Amendment. This Agreement may be amended by the parties hereto only by an instrument in writing signed on behalf of each of the parties hereto at any time before or after the Company Shareholder Approval; provided, however, that after the Company Shareholder Approval, no amendment shall be made which by Law requires further approval by the Company’s stockholders without obtaining such approval.
     8.5 Extension, Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Notwithstanding the foregoing, the failure or delay of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights nor shall any single or partial exercise thereof preclude any further exercise thereof or the exercise of any right hereunder.

ARTICLE IX
General Provisions
     9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by nationally recognized prepaid overnight carrier (providing proof of delivery), to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):
(a)	if to Parent or Merger Sub:

Papillon Holdings, Inc. c/o Thomas H. Lee Partners, L.P. 100 Federal Street Boston, Massachusetts 02110 Attention: Todd M. Abbrecht Facsimile: (617) 227-3514

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Attention: David C. Chapin, Esq. Julie H. Jones, Esq. Facsimile: (617) 951-7050

(b)	if to the Company:

inVentiv Health, Inc. 500 Atrium Drive Somerset, New Jersey 08873 Attention: General Counsel Facsimile: (732) 537-4912

with a copy (which shall not constitute notice) to:

Akerman Senterfitt LLP 335 Madison Avenue, Suite 2600 New York, New York, 10017 Attention: Kenneth G. Alberstadt Facsimile: (212) 880-8965

(c)	if to the Special Committee:

inVentiv Health, Inc. 500 Atrium Drive Somerset, New Jersey 08873 Attention: Chairman of the Special Committee Facsimile: (732) 537-4912

with a copy (which shall not constitute notice) to:

Richards, Layton & Finger, P.A. One Rodney Square 920 North King Street P.O. Box 551 Wilmington, Delaware 19899 Attention: Mark J. Gentile Facsimile: (302) 498-7722
     All such notices, requests and other communications shall be deemed to be given or made on the date of receipt by the recipient thereof if received prior to 7 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been given or made until the next succeeding Business Day in the place of receipt.
     9.2 Certain Definitions. For purposes of this Agreement, the term:
     “Acceptable Confidentiality Agreement” means any confidentiality and standstill agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit the submission of Takeover Proposals or amendments thereto to the Company.
     “Additional Consideration Period” shall mean the period (A) beginning on the date on which the Closing would have been required to occur pursuant to Section 1.3, were it not for an extension of the Closing Date due to the proviso in Section 1.3 relating to the Marketing Period and (B) ending on the Business Day immediately prior to the Effective Time; provided that, in no event shall the Additional Consideration Period extend beyond the End Date.
     “Additional Per Share Consideration” shall mean an amount, rounded down to the nearest penny, equal to the product of (A) the number of days within the Additional Consideration Period multiplied by (B) $0.004274 (for purposes of illustration, the Additional Per Share Consideration for a 30 day calendar month would equal $0.1282).
     “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

     “Business Day” shall mean 12:00 a.m. to 11:59 p.m. Eastern Time on any day other than (a) a Saturday or Sunday, (b) a day on which banking and savings and loan institutions in New York, New York are authorized or required by Law to be closed or (c) a day on which the principal offices of the SEC in the District of Columbia are not open to accept filings.
     “Company Material Adverse Effect” means, with respect to the Company, an effect, event, occurrence, development or change which, individually or in the aggregate with all other effects, events, occurrences, developments and changes occurring subsequent to the date of this Agreement, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and the Company Subsidiaries on a consolidated basis taken as a whole, other than effects, events, occurrences, developments or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) general changes or developments in regulatory, political, economic or business conditions or conditions within the industry of the Company or any Company Subsidiary, (c) changes in Law or generally accepted accounting principles or the interpretation thereof, (d) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transaction, including the impact thereof on relationships, contractual or otherwise, with customers, lenders, partners or employees, (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (f) earthquakes, hurricanes or other natural disasters, (g) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts and circumstances giving rise or contributing to such decline, change or failure may be taken into account in determining whether there has been a Company Material Adverse Effect) or (h) litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement, except, in the case of clauses (a) and (b), such effects, events, occurrences, developments or changes which substantially disproportionately affect, individually or in the aggregate with any other effects, events, occurrences, developments or changes specified in clauses (a) and (b) and occurring subsequent to the date of this Agreement, the Company and the Company Subsidiaries, as compared to other Persons operating in the industry in which the Company and the Company Subsidiaries operate.
     “Company’s Knowledge” shall mean the actual (and not the constructive or imputed) knowledge of those individuals identified in Section 9.2 of the Company Disclosure Schedule.
     “Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading, provided, that (i) Required Information shall not fail to be compliant as a result of a new development with respect to the Company and the Company Subsidiaries occurring after the commencement of the Marketing Period (and not relating to their historical operations) so long as the Company shall promptly update such information to make it otherwise Compliant and provide it to Parent and Parent does not reasonably determine that it is necessary to commence a new Marketing Period and (ii) Required Information that is forward-

looking information shall not fail to be compliant as long as it is prepared and provided in good faith and based upon assumptions that are reasonable when made, and (b) such Required Information is, and remains throughout and on the last day of the Marketing Period, (i) compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information with respect to non-guarantor subsidiaries required by Regulation S-X Rule 3-10, but including customary qualitative and quantitative disclosure with respect to assets, liabilities, revenue, operating income and adjusted EBITDA of guarantor and non-guarantor subsidiaries) for offerings of debt securities that customarily would be included in offering documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of such debt securities, and (ii) sufficient to permit the financing sources to receive customary comfort letters from the Company’s independent auditors on the financial information contained in such offering documents, including, without limitation, as to customary negative assurances and change period, to consummate any offering of debt securities on the last day of the Marketing Period, drafts of which have been received by Parent, Merger Sub and the financing sources, and such auditors have confirmed they are prepared to issue subject only to completion of customary procedures.
     “Environmental Laws” means any United States or foreign federal, state or local Law relating to the pollution, protection, or restoration of the environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) that is, or at any relevant time would have been, considered a single employer with the Company under ERISA Section 4001(b) or under Section 414(b), (c), (m) or (o) of the Code.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Expenses” means all fees, costs and out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates and equity holders) reasonably incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, solicitation of shareholder and shareholder approvals, the filing of any required notices under the HSR Act or similar Laws, any filings with the SEC and all other matters related to the Transaction.
     “FDA” means the Food and Drug Administration of the United States Department of Health and Human Services.
     “GAAP” means generally accepted accounting principles as applied in the United States.

     “Governmental Entity” means any United States or foreign local, state, provincial or federal government or governmental agency, board, commission, authority or other entity, court, or self-regulatory organization, arbitrator, arbitral body or tribunal.
     “Hazardous Materials” means any “hazardous waste” as defined in either the Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any “hazardous substances” or “pollutant” or “contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act and, to the extent not included in the foregoing, any petroleum or fractions thereof or any other chemical substance or pollutant whose use, handling, presence, transportation, treatment, storage, disposal, release or discharge is regulated under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
     “Incentive Merger Consideration” shall mean all amounts (other than the Stock Merger Consideration) that will be payable in cash pursuant to Section 2.1(d) at the Effective Time.
     “Indebtedness” shall mean, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and penalties, fees, and premiums with respect thereto), whether secured or unsecured, (B) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions or arrangements (valued at the termination value thereof), including those with respect to interest rate and currency obligation swaps, hedges, collars or similar arrangements, (E) all obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments, (F) all obligations for the deferred purchase of property, goods or services (other than trade payables or accruals in the ordinary course of business, consistent with past practice), (G) obligations of any Person in which the Company or any of the Company Subsidiaries beneficially owns equity interests that are intended to function primarily as a borrowing of funds by the Company or any of the Company Subsidiaries (such as receivables financing transactions and minority interest transactions) that are not included as a liability on the Company’s consolidated balance sheet in accordance with GAAP and (H) all guarantees of such Person of any such Indebtedness of any other Person.
     “Intervening Event” means a material event or circumstance on the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the time at which the Company receives the Company Shareholder Approval; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.
     “IRS” means the United States Internal Revenue Service.

     “Marketing Period” shall mean the first period of 21 consecutive Business Days throughout and at the end of which (A) Parent shall have received the Required Information, (B) all conditions set forth in Section 7.2 (other than the receipt of the certificate referred to in such Section) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 (other than the receipt of the certificate referred to in each such Section) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 21-consecutive-Business Day period, and (C) the conditions set forth in Section 7.1 shall be satisfied; provided, that (x) if the Marketing Period has not ended on or prior to August 20, 2010, the Marketing Period shall commence no earlier than September 7, 2010; and (y) the Marketing Period shall not commence and shall not be deemed to have commenced if, prior to the completion of such 21-consecutive-Business Day period, (1) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (2) the Company shall have publicly announced any intention to restate any of its material financial information contained in the Company SEC Reports, in which case the Marketing Period shall not be deemed to commence until the time at which such restatement has been completed and the Company SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required or (3) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required, if such offering documents were a filed registration statement, to be contained therein or incorporated therein by reference, in which case the Marketing Period shall not be deemed to commence until the time at which all such report have been filed. Notwithstanding the foregoing, if the Required Information is not Compliant throughout and on the last day of such 21-consecutive-Business Day period, then a new 21-consecutive-Business-Day period shall commence upon Parent receiving updated Required Information that is Compliant and the requirements in clauses (B) and (C) above shall also be required to be satisfied throughout and on the last day of such new 21-consecutive-Business-Day period.
     “Material Contracts” shall mean:
     (a) all contracts, agreements and understandings of the Company or the Company Subsidiaries that are material within the meaning set forth in Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations;
     (b) all notes, bonds, mortgages, indentures, contracts (written or oral), agreements, leases, licenses, permits, franchises or other binding commitments, instruments or obligations (each, a “Contract”) (other than among consolidated Company Subsidiaries) relating to (i) other than vehicle finance facilities (including capitalized leasing facilities) not exceeding $45 million, (ii) indebtedness for borrowed money and having an outstanding principal amount in excess of $3 million with respect to any such Contract or (iii) interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of the Company and the Company Subsidiaries under such Contract are greater than $3 million;
     (c) all Contracts other than service contracts entered into in the ordinary course of business that purport to limit the right of the Company or the Company Subsidiaries (i) to engage or compete in any line of business or (ii) to compete with any Person or operate in any location, in the case of each of (i) and (ii), in any respect material to the business of the Company and the Company Subsidiaries, taken as a whole;
     (d) all Contracts entered into since January 1, 2007 for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person (i) to which the Company or any of the Company Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations or (ii) outside the ordinary course of business for aggregate consideration under any such Contract in excess of $2.5 million (each such Contract, an “Acquisition Contract”);
     (e) all Contracts that are with a Governmental Entity with consideration in excess of $2 million;
     (f) all Contracts that are a limited liability company agreement, joint venture entity or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture entity;
     (g) all Contracts of the Company or a Company Subsidiary that are with Affiliates that are natural persons; and
     (h) all Contracts that are executive employment agreements that carry annual compensation in excess of $225,000.
     “Merger Consideration” shall mean the Stock Merger Consideration and Incentive Merger Consideration.
     “Nasdaq” means the NASDAQ National Market.
     “Parent’s Knowledge” shall mean the actual knowledge after reasonable investigation of any of the officers of the Parent.
     “Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, an effect, event or change which materially adversely affects the ability of Parent or Merger Sub to perform their obligations hereunder or to consummate the Transaction.
     “Permitted Liens” means: (A) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location); (B) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (C) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings; (D) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings; (E) Encumbrances that do not materially impair the ownership or use of the assets to which they relate; (F) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records; (G) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries; and (H) liens and security interests granted under the Senior Credit Documents.
     “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act) or any Governmental Entity.
     “Required Information” means (a) all financial statements and pro forma financial information required to be delivered pursuant to paragraph 7 of Exhibit D to the Debt Financing Commitments on the dates and within the time periods specified for receipt thereof in such paragraph 7, (b) to the extent relating to the Company and the Company Subsidiaries, all information reasonably requested by Parent or Merger Sub to prepare the confidential information memorandum required to be delivered pursuant to paragraph 8 of Exhibit D to the Debt Financing Commitments and paragraph 9(b) of Exhibit D to the Debt Financing Commitments, and receipt of each completed confidential information memorandum within the time periods specified for receipt thereof in such paragraphs 8 and 9(b), and (c) to the extent relating to the Company and the Company Subsidiaries, all financial statements, pro forma financial statements, business and other financial data and disclosures reasonably requested by Parent or Merger Sub to prepare the offering memorandum and private placement memoranda, and of the type and in the form, required to be delivered pursuant to paragraph 9(a) of Exhibit D to the Debt Financing Commitments and receipt of drafts of customary comfort letters by auditors of the Company and completed offering or private placement memoranda within the time periods specified for receipt thereof in paragraph 9 of Exhibit D to the Debt Financing Commitments. As used herein, Debt Financing Commitments means the Debt Financing Commitments as in effect on the date hereof, and any amendment, modification, restatement, supplement and replacement permitted by this Section 6.9(b) (in which case references to any provisions will be to the corresponding provisions therein).
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “Senior Credit Documents” means the Amended and Restated Credit Agreement, dated as of July 6, 2007 (the “Credit Agreement”), among the Company, the subsidiary guarantors parties thereto, the lenders parties thereto, UBS Securities LLC, KeyBank N.A., UBS Loan Finance LLC, UBS AG, Stamford Branch, Banc of America Securities LLC and Bank of America, N.A., and each of the agreements, instruments and other documents executed in connection with the Credit Agreement.
     “Subsidiary” means any corporation more than 50% of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.
     “Tax Returns” means all reports, returns, declarations, statements or other information required to be filed with a Tax authority in connection with Taxes, including any schedule or attachment thereto or amendments thereof.
     “Taxes” means (i) any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any government or taxing authority domestic or foreign, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, net worth, excise, withholding, ad valorem, stamp, transfer, value added or gains taxes and similar charges, and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.
     9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Appraisal Rights”	Section 2.4
“Base Premium”	Section 6.5(c)
“Book-Entry Shares”	Section 2.1(c)
“Buyer Parties”	Section 9.7(d)
“Certificate”	Section 2.1(c)
“Certificate of Merger”	Section 1.2
“Change of Recommendation”	Section 6.4(e)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Code”	Section 2.3
“Company”	Preamble

“Company Acquisition Agreement”	Section 6.4(d)
“Company Adverse Recommendation Change”	Section 6.4(d)
“Company Board”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Schedule”	Article III
“Company Employees”	Section 6.8(b)
“Company Expenses”	Section 8.3(b)
“Company Equity Incentive Plans”	Section 2.1(d)(i)
“Company Intellectual Property”	Section 3.22(b)
“Company Liability Limitation”	Section 9.7(c)
“Company Parties”	Section 9.7(d)
“Company Preferred Stock”	Section 3.3(a)
“Company Recommendation”	Section 6.1(c)
“Company Representatives”	Section 6.4(a)
“Company SEC Reports”	Section 3.7(a)
“Company Shareholder Approval”	Section 3.17
“Company Shareholders’ Meeting”	Section 6.1(c)
“Company Stock Options”	Section 2.1(d)(i)
“Company Subsidiaries”	Section 3.1(b)
“Confidentiality Agreement”	Section 6.6(b)
“Debt Financing”	Section 4.6
“Debt Financing Commitments”	Section 4.6
“DGCL”	Recitals
“Dissenting Shares”	Section 2.4
“Effective Time”	Section 1.2
“Electronic Data Room”	Section 4.10
“Employee Programs”	Section 3.13(a)
“Encumbrances”	Section 3.4
“End Date”	Section 8.1(b)(iii)
“Equity Financing”	Section 4.6
“Equity Financing Commitment”	Section 4.6
“Excluded Shares”	Section 2.1(b)
“Financing”	Section 4.6
“Financing Commitments”	Section 4.6
“Financing Source”	Section 4.6

“Guarantor”	Recitals
“Guaranty”	Recitals
“Incentive Merger Consideration”	Section 2.2(a)
“Indemnified Parties”	Section 6.5(a)
“Laws”	Section 3.6
“Leases”	Section 3.11
“LTIP”	Section 2.1(d)(iii)
“LTIP Stock Awards”	Section 2.1(d)(iii)
“Merger”	Recitals
“Merger Consideration”	Section 2.2(a)
“Merger Sub”	Preamble
“Offering Document”	Section 6.9(d)
“Order”	Section 3.8
“Other Filings”	Section 6.2(a)
“Parent”	Preamble
“Parent Expenses”	Section 8.3(a)
“Parent Liability Limitation”	Section 9.7(c)
“Parent Representatives”	Section 6.6(a)
“Parent Termination Fee”	Section 8.3(b)
“Paying Agent”	Section 2.2(a)
“Paying Agent Agreement”	Section 2.2(a)
“Payment Fund”	Section 2.2(a)
“Permits”	Section 3.1(c)
“Proxy Statement”	Section 6.1(a)
“Registered Intellectual Property”	Section 3.22(a)
“Sarbanes-Oxley Act”	Section 3.7(c)
“Securities Laws”	Section 3.7(a)
“Special Committee”	Recitals
“Stock Merger Consideration”	Recitals
“Superior Proposal”	Section 6.4(h)
“Surviving Corporation”	Section 1.1(a)
“Takeover Proposal”	Section 6.4(g)
“Termination Fee”	Section 8.3(a)
“Transaction”	Recitals

     9.4 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever this Agreement indicates that the Company or any Company Subsidiaries have “made available” any document to Parent or Merger Sub, such statement shall mean that such document was (i) delivered or provided to Parent or Merger Sub or (ii) made available for viewing in the Electronic Data Room, as such site existed as at 7:00 p.m. Boston, Massachusetts time on the date prior to the date of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
     9.5 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Articles I and II, Sections 6.5, 6.8, 9.7(f), and 9.7(g) and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and (b) thereafter (and, for the avoidance of doubt, subject in all regards to the limitations set forth in Section 9.7) there shall be no liability on the part of any of Parent, Merger Sub or the Company or any of their respective officers, directors or stockholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties by or on behalf of any party hereto, express or implied.
     9.6 Miscellaneous. (a) This Agreement (i) constitutes, together with the Confidentiality Agreement, the Guaranty and the Company Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (iii) may be executed in two or more counterparts which together shall constitute a single agreement.
     9.7 Remedies.
     (a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms hereof, without posting a bond or undertaking, in addition to any other remedy at law or equity. Notwithstanding anything herein to the contrary, except as expressly permitted by Section 9.7(b) and Section 9.7(c), the parties hereto agree that the Company shall not be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement or to enforce specifically the terms hereof.
     (b) Notwithstanding Section 9.7(a) above, the Company shall be entitled to seek specific performance against Parent to require Parent to seek to cause the Equity Financing to be funded in accordance with the terms of the Equity Financing Commitments and to consummate the Merger in accordance with the terms of this Agreement, but only in the event that (i) the conditions set forth in Sections 7.1 and 7.2 (other than conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and the Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.3, (ii) the Debt Financing Commitments delivered to the Company pursuant to Section 4.6 have been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed to Parent in writing that (A) all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive all conditions in Section 7.3 and (B) if specific performance were granted and the Equity Financing and such Debt Financing were funded, then the Closing would occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce specifically Parent’s obligation to seek to cause the Equity Financing to be funded or to consummate the Merger, if the Debt Financing Commitments delivered to the Company pursuant to Section 4.6 have not been funded in accordance with the terms thereof (or would not have been funded at the Closing in accordance with the terms thereof even if the Equity Financing had been funded at the Closing).
     (c) Notwithstanding Section 9.7(a) above, the Company shall be entitled to seek specific performance against Parent to require Parent to use its reasonable best efforts to enforce the terms of the Debt Financing Commitments delivered to the Company pursuant to Section 4.6, but only in the event that (i) the conditions set forth in Sections 7.1 and 7.2 (other than conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and the Parent and Merger Sub fail to complete the

Closing by the date the Closing is required to have occurred pursuant to Section 1.3, (ii) all of the conditions to the consummation of the Debt Financing contemplated by the Debt Financing Commitments delivered to the Company pursuant to Section 4.6 have been satisfied (other than conditions that by their nature are to be satisfied by actions taken at the Closing) and (iii) the Company has irrevocably confirmed to Parent and the sources of Debt Financing contemplated by the Debt Financing Commitments delivered to the Company pursuant to Section 4.6 in writing that (A) all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive all conditions in Section 7.3 and (B) if specific performance were granted and the Equity Financing and the Debt Financing were funded, then the Closing would occur.
     (d) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of Section 9.7(a), Section 9.7(b) or Section 9.7(c), as applicable, on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. When the Company seeks specific performance as permitted by Section 9.7(b) or Section 9.7(c), the Company shall not be required to provide any bond or other security in connection therewith. For the avoidance of doubt, under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance (which is only available to the extent expressly permitted by Section 9.7(b) and 9.7(c)) and payment of the Parent Termination Fee (which is only available to the extent, expressly permitted by 8.3(b)).
     (e) If a court of competent jurisdiction described in Section 9.10(b)(i): (i) declines to enter a final order or judgment in favor of the Company awarding it specific performance against Parent pursuant to Section 9.7(b) or Section 9.7(c), but (notwithstanding the express requirements of this Agreement) such court awards the Company damages against Parent in lieu of such specific performance or (ii) enters a final order or judgment in favor of the Company awarding it specific performance hereunder, but nonetheless the Debt Financing contemplated by the Debt Financing Commitments delivered to the Company pursuant to Section 4.6 is not funded pursuant to the terms thereof, then, in each such event, the Company, as its sole remedy at law or in equity, may seek to terminate this Agreement in accordance with Section 8.1, and, in the event the conditions of 8.1(g) are satisfied, upon such termination, Parent (or its designee) shall pay to the Company (or as directed by the Company), the Parent Termination Fee pursuant to the terms and conditions of this Agreement. In addition, the Company agrees to cause any suit, action or proceeding still pending to be dismissed with prejudice at such time as Parent and Merger Sub consummate the Merger or pay the Parent Termination Fee pursuant to this Section 9.7(e), as applicable. It is further acknowledged and agreed that, notwithstanding anything herein to the contrary, in the event that, as contemplated by clause (i) of the first sentence of this Section 9.7(d), such court declines to enter a final order or judgment in favor of the Company or, as contemplated by clause (ii) of such first sentence, the Debt Financing is not funded (or in either case, if the Company withdraws any such suit prior to a final award or judgment), then, for all purposes under this Agreement, to the extent the Parent Termination Fee is or becomes payable under this Agreement, it shall be reduced by the amount of Expenses incurred by Parent, Merger Sub or their Affiliates in connection with any such suit by the Company and any actions taken by Parent or Merger Sub in connection with the satisfaction of their obligation relating to such award of specific performance.
     (f) For the avoidance of doubt and subject only to the rights of Parent and Merger Sub under Section 9.7(a) and the Company’s right to seek specific performance under Section 9.7(b) and Section 9.7(c), notwithstanding anything herein to the contrary, the maximum aggregate liability of the Company under or relating to this Agreement to any Person shall be limited to either the Termination Fee plus the Parent Expenses if the Company is required to pay the Termination Fee plus any amounts that may be payable by the Company under Section 8.3(d) (the “Company Liability Limitation”), and the maximum aggregate liability of Parent and Merger Sub under or relating to this Agreement to any Person shall be limited to the amount of the Parent Termination Fee described in Section 8.3(b) (inclusive of any amounts owed pursuant to Section 6.5 and Section 6.9(b)) plus any amounts that may be payable under Section 8.3(d) less any amounts contemplated by the last sentence of Section 9.7(e) (the “Parent Liability Limitation”), and in no event shall (i) the Company or any of its Affiliates seek or accept any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, under or in connection with this Agreement, the Financing Commitments or the Guaranty or the transactions contemplated hereby or thereby, against Parent, Merger Sub, the Guarantor or any other Buyer Parties (as defined below), other than against Parent or Merger Sub pursuant to this Agreement or against Guarantor pursuant to the Guaranty, in each such case not to exceed the Parent Liability Limitation, and in no event shall the Company and its Affiliates be entitled to more than one payment of an amount equal in the aggregate to the Parent Liability Limitation and (ii) Parent or Merger Sub seek or accept any other recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company, the Company Subsidiaries or any other Company Parties (as defined below) in excess of the Company Liability Limitation under or in connection with this Agreement or the Transaction. The Company acknowledges, covenants and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages or any other right to relief of the Company and its Affiliates, any of the Buyer Parties (other than the Parent and the Merger Sub to the extent provided in this Agreement and the Guarantor to the extent provided in the Guaranty), through the Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Parent against the Guarantor or any other Buyer Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from the Guarantor (but not any other Buyer Party) under and to the extent provided in the Guaranty and subject to the Cap (as defined therein) and the other limitations described therein. Recourse against the Guarantor under the Guaranty shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantor and any other Buyer Party (other than Parent and the Merger Sub to the extent provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement, the Financing Commitments or the Guaranty or the transactions contemplated hereby or thereby.
     (g) For purpose hereof: “Buyer Parties” shall mean, collectively, Parent, Merger Sub, the Guarantor and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and, the Financing Sources and “Company Parties” shall mean, collectively, any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of the Company and its Subsidiaries and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.
     9.8 Assignment; Benefit. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties and any purported assignment without the prior written consent of the other parties shall be null and void; provided, however, that Parent and Merger Sub may, without the prior written consent of the Company, assign any of their rights, interests and obligations hereunder to one or more of their Subsidiaries or Affiliates so long as Parent and Merger Sub are not relieved of any of their respective obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, except (i) for the provisions of Sections 6.5, 9.7(f) and 9.7(g) hereof, which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein and (ii) the rights of the Financing Sources under Section 8.2, 8.3(b), 9.7(f), 9.7(g), 9.10 and 9.13, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person (including, stockholders and creditors of the Company or any Company Subsidiary) other than the parties hereto or their respective heirs, successors, executors, administrators and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     9.9 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
     9.10 Choice of Law/Consent to Jurisdiction.
          (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement or the Transaction shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.
          (b) Each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any court of the United States located in the State of Delaware, for any litigation (whether sounding in contract, tort or otherwise) arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transaction, (ii) agrees not to commence any such litigation (including any litigation against any Financing Sources arising out of this Agreement or the Financing Commitments except to the extent expressly provided for in the Financing Commitments) except in such courts as herein provided, waives any objection to the laying of venue of any such litigation in such courts, and (iii) agrees not to plead or claim in such courts that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, in any litigation subject to this Section 9.10(b), (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (ii) that, in addition to any method of service of process authorized by applicable Law, service of process may be made on such party by nationally recognized prepaid overnight courier, addressed in accordance with Section 9.1 hereof (such service to be effective on the date of delivery). Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
     9.11 Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.
     9.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission or electronic transmission in pdf format of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission or electronic transmission in pdf format by signing a duplicate original document.
     9.13 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY LITIGATION WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT, OR THE TRANSACTION, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM IN ANY SUCH LITIGATION (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) INCLUDING ANY LITIGATION

AGAINST ANY FINANCING SOURCES ARISING OUT OF THIS AGREEMENT OR THE FINANCING COMMITMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.
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     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PAPILLON HOLDINGS, INC.
By:	/s/ Todd M. Abbrecht
	Name:	Todd M. Abbrecht
	Title:	President

PAPILLON ACQUISITION, INC.
By:	/s/ Todd M. Abbrecht
	Name:	Todd M. Abbrecht
	Title:	President

INVENTIV HEALTH, INC.
By:	/s/ R. Blane Walter
	Name:	R. Blane Walter
	Title:	CEO